

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 23, 2010

Mr. Jonathan Ricker
Chief Executive Officer and Chief Financial Officer
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605

> **Re:** **Mass Megawatts Wind Power, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed August 9, 2010**
> **File No. 0-32465**

Dear Mr. Ricker:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business day by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

    After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2010

Financial Statements, page 21

Report of Independent Registered Public Accounting Firm, page 22

1.   We note that your independent registered public accounting firm referenced "the period from May 27, 1997 (Inception) through April 30, 2010" in the first paragraph of their audit report; however, such period is not presented in the financial statements. Furthermore, this reference to the period from inception through the latest balance sheet date implies that you are a development stage company; however, your financial statements do not comply with the development stage entity guidance in ASC 915. Please amend your Form 10-K to provide an audit opinion covering the same periods as

are included in your financial statements. If you believe that you no longer qualify as a development stage entity, please provide in the footnotes to your financial statements the disclosure required by ASC 915-235-50-2 and explain to your readers why you ceased to be in the development stage during your fiscal year 2010.

Exhibit 31

2.   We note that your certification differs materially from the certification set forth in Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to provide the certification *exactly* as set forth in Item 601(b)(31) of Regulation S-K, and ensure that all future filings use the exact wording set forth in Item 601(b)(31) of Regulation S-K. When you amend your filing, please ensure that that the certification is signed as of a recent date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief